

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Richard Peters, M.D.
Chief Executive Officer
Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135

>   **Re: Yumanity Therapeutics, Inc.**
>   **Form S-4/A**
>   **Exhibit Nos. 10.6, 10.7, 10.41, 10.43, 10.45, 10.46, 10.47, 10.48, 10.49,**
>   **10.50, 10.51 and 10.52**
>   **Filed November 4, 2022**
>   **File No. 333-267127**

Dear Dr. Richard Peters:

       We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance